                                   FORM 11-K/A

              [X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the Fiscal Year Ended December 31, 1993

                                       OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                         Commission File Number 1-6450


                               __________________

                            GREAT LAKES SAVINGS PLAN

                        Great Lakes Chemical Corporation
                           One Great Lakes Boulevard
                                 P. O. Box 2200
                         West Lafayette, Indiana  47906
                    (Address of principal executive offices)

                           ANNUAL REPORT ON FORM 11-K
                                    ITEM (a)
                              FINANCIAL STATEMENTS
                               December 31, 1993
                            GREAT LAKES SAVINGS PLAN
                            WEST LAFAYETTE, INDIANA

Form 11-K--ITEM (a)


GREAT LAKES SAVINGS PLAN

FINANCIAL STATEMENTS

The following financial statements and schedules of the Plan are submitted herewith:

    Statements of Net Assets Available for Benefits December 31, 1993 and 1992 Statements of Changes in Net Assets Available for Benefits--Years
         Ended December 31, 1993 and 1992
    Notes to Financial Statements
    ERISA Schedules

Schedules--Schedules I, II and III for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission have been omitted for the reason that they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

                            Great Lakes Savings Plan

                              Financial Statements
                                 and Schedules

                     Years ended December 31, 1993 and 1992


Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . . . 1

Audited Financial Statements

Statements of Net Assets Available for Benefits . . . . . . . . . . . . . 2
Statements of Changes in Net Assets Available for Benefits  . . . . . . . 4
Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . . . 6


Schedules

Assets Held for Investment  . . . . . . . . . . . . . . . . . . . . . . . 9
Transactions or Series of Transactions in Excess of 5 Percent of the
  Current
Value of Plan Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . 10

ERNST & YOUNG             One Indiana Square               Phone:  317 681 7000
                          Suite 3400                       Fax:    317 681 7216
                          Indianapolis, Indiana 46204-2094



                         Report of Independent Auditors


Plan Administrator
Great Lakes Savings Plan


We have audited the accompanying statements of net assets available for benefits of Great Lakes Savings Plan (the Plan) as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1993, and transactions or series of transactions in excess of 5 percent of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the 1993 financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.

                                                                   Ernst & Young

May 17, 1994

                            Great Lakes Savings Plan

                Statements of Net Assets Available for Benefits



                                                                               DECEMBER 31, 1993
                                          -----------------------------------------------------------------------------------------
                                                                                                          LOAN
                                            FUND A         FUND B      FUND C      FUND D    FUND E       FUND         FUND G
                                          -----------------------------------------------------------------------------------------
ASSETS
Great Lakes Chemical Corporation common
  stock                                   $ 20,316,907  $       --  $       --  $       --  $       --  $       --  $       --
Guaranteed investment contracts                     --   6,265,176          --          --          --          --          --
Vanguard Fiduciary Trust Company
  shares of registered investment
  companies                                         --          --   2,659,840   7,905,392   1,256,228          --     769,378
Participants' loans receivable                      --          --          --          --          --   1,818,246          --
Contributions receivable:
  Employee                                     156,492      61,780      24,790      70,450      13,966          --      13,716
  Employer                                     112,012      46,856      17,998      50,231      10,466          --       8,712
                                          -----------------------------------------------------------------------------------------
Net assets available for benefits         $ 20,585,411  $6,373,812  $2,702,628  $8,026,073  $1,280,660  $1,818,246  $  791,806
                                          -----------------------------------------------------------------------------------------
                                          -----------------------------------------------------------------------------------------

See accompanying notes.

                            Great Lakes Savings Plan

                                                                               DECEMBER 31, 1992
                                         ------------------------------------------------------------------------------------------
                                                                                                                LOAN
                                             FUND A       FUND B        FUND C       FUND D        FUND E       FUND        FUND G
                                         ------------------------------------------------------------------------------------------
ASSETS
Great Lakes Chemical Corporation common
  stock                                  $ 18,971,195  $        --  $        --   $        --     $      --  $        --  $      --
Guaranteed investment contracts                    --    5,581,803           --            --            --           --         --
Vanguard Fiduciary Trust Company
  shares of registered investment
  companies                                        --           --    1,895,448     5,349,480       863,905           --    359,160
Participants' loans receivable                     --           --           --            --            --    1,719,631         --
Contributions receivable:
  Employee                                    133,344       62,016       22,084        54,226        11,207           --      8,324
  Employer                                      9,459        4,612        1,668         3,870           802           --        518
                                         ------------------------------------------------------------------------------------------
Net assets available for benefits        $ 19,113,998  $ 5,648,431  $ 1,919,200   $ 5,407,576     $ 875,914  $ 1,719,631  $ 368,002
                                         ------------------------------------------------------------------------------------------
                                         ------------------------------------------------------------------------------------------


See accompanying notes.

                            Great Lakes Savings Plan

           Statements of Changes in Net Assets Available for Benefits



                                                                        YEAR ENDED DECEMBER 31, 1993
                                        -------------------------------------------------------------------------------------------
                                                                                                            LOAN
                                          FUND A        FUND B       FUND C       FUND D        FUND E      FUND         FUND G
                                        -------------------------------------------------------------------------------------------
Additions:
   Employee voluntary contributions      $ 1,676,004   $  731,939   $  271,362    $  707,224    $  149,961  $       --   $  126,177
   Employer contributions                    310,966      139,693       53,824       132,529        28,899          --       21,362
   Investment income:
       Dividends                             102,965           --           --       642,878       131,836          --       16,097
       Interest                                   --      333,160       73,036            --            --          --           --
   Interest on participant loans
     outstanding                                  --           --           --            --            --     132,198           --
   Net realized and unrealized
     appreciation in current value of
     investments                           1,620,518           --           --       460,661        23,504          --       30,593
   Employee rollovers                        209,840       13,103      113,241       239,956        15,328       2,952       74,702
                                        -------------------------------------------------------------------------------------------
                                           3,920,293    1,217,895      511,463     2,183,248       349,528     135,150      268,931
Deductions:
   Participant withdrawals and
    distributions                           (790,128)    (187,146)    (524,270)     (413,406)      (55,842)    (66,282)     (20,430)
   Net transfers from (to) other fund
    including loan borrowings and
    repayments                            (1,658,752)    (304,368)     797,155       849,635       111,160      29,747      175,423
   Administrative fees                            --       (1,000)        (920)         (980)         (100)         --         (120)
                                        -------------------------------------------------------------------------------------------
Net increase                               1,471,413      725,381      783,428     2,618,497       404,746      98,615      423,804

Net assets available for benefits at
  beginning of the year                   19,113,998    5,648,431    1,919,200     5,407,576       875,914   1,719,631      368,002
                                        -------------------------------------------------------------------------------------------
Net assets available for benefits at
  end of the year                        $20,585,411   $6,373,812   $2,702,628    $8,026,073    $1,280,660  $1,818,246   $  791,806
                                        -------------------------------------------------------------------------------------------
                                        -------------------------------------------------------------------------------------------

See accompanying notes.

                            Great Lakes Savings Plan

                                                                        YEAR ENDED DECEMBER 31, 1992
                                        -------------------------------------------------------------------------------------------
                                                                                                             LOAN
                                          FUND A        FUND B       FUND C        FUND D        FUND E      FUND         FUND G
                                        -------------------------------------------------------------------------------------------
Additions:
   Employee voluntary contributions      $  1,481,821  $  790,695  $   290,668    $  683,185    $  138,133  $       --   $   75,048
   Employer contributions                     104,712      58,566       21,701        48,092         9,989          --        4,451
   Investment income:
      Dividends                                89,157          --           --       336,701        17,561          --           --
      Interest                                     --     337,454       87,231            --            --          --        8,737
   Interest on participant loans
    outstanding                                    --          --           --            --            --     106,827           --
   Net realized and unrealized
    appreciation in current value of
    investments                             3,343,005          62           --       402,356        76,478          --       16,306
   Employee rollovers                         128,434       1,241          341        41,060        12,922          --       12,988
                                        -------------------------------------------------------------------------------------------
                                            5,147,129   1,188,018      399,941     1,511,394       255,083     106,827      117,530
Deductions:
   Participant withdrawals and
    distributions                            (672,494)   (191,171)    (196,129)     (126,451)      (26,187)    (24,124)      (1,835)
   Net transfers from (to) other fund
    including loan borrowings and
    repayments                              1,842,077    (540,148)  (1,656,161)     (526,859)       62,074     566,710      252,307
                                        -------------------------------------------------------------------------------------------
Net increase (decrease)                     6,316,712     456,699   (1,452,349)      858,084       290,970     649,413      368,002

Net assets available for benefits at
 beginning of year                         12,797,286   5,191,732    3,371,549     4,549,492       584,944   1,070,218           --
                                        -------------------------------------------------------------------------------------------
Net assets available for benefits at
 end of year                             $ 19,113,998  $5,648,431   $1,919,200    $5,407,576    $  875,914  $1,719,631   $  368,002
                                        -------------------------------------------------------------------------------------------
                                        -------------------------------------------------------------------------------------------

See accompanying notes.

                            Great Lakes Savings Plan

                         Notes to Financial Statements

                               December 31, 1993


1. SUMMARY OF ACCOUNTING POLICIES

INVESTMENTS

Common stock and shares in registered investment companies are carried at aggregate current value with the difference between cost and current value reflected in the statements of income and changes in participants' equity as unrealized appreciation or depreciation of investments. Market value of common stock is based upon the last sales price as reported by the New York Stock Exchange on the last business day of the year. Market values of shares in registered investment companies are based on the quoted net asset value (redemption value) of the respective investment company at year end. The guaranteed investment contracts are carried at cost which approximates current value. The number of units of Great Lakes Chemical Corporation Common Stock held by the Plan has not been adjusted to reflect the 2-for-1 stock split effected during 1989 and 1992.

INVESTMENT INCOME

Dividends are recorded as income on the dividend record date. Realized gains or losses on investment securities sold are determined using the average historical cost method.

INCOME TAX STATUS

The Internal Revenue Service has ruled that the plan qualifies as defined by Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and is, therefore, not subject to taxes using present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Administration Committee of the Company, which is appointed by the Board of Directors of the Company to administer the Plan, is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

2. DESCRIPTION OF THE PLAN

Great Lakes Chemical Corporation (the Company) adopted the Great Lakes Savings Plan (the Plan), a Section 401(k) plan, effective May 1, 1985. All employees who have been employed for one or more years by the Company or its participating subsidiaries or been credited with at least 1,000 hours of service at the end of the twelve months following employment may participate in the plan. Participation is voluntary.

                            Great Lakes Savings Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

Voluntary employee contributions to the Plan are made through periodic payroll deductions at the rate of 1% to 15% of the participants' eligible earnings.
The Company contributes an amount equal to 25% of the participants' basic contribution, limited to the first 2% of the participants' eligible earnings. Additionally, the Company will contribute an amount equal to 25% of the next 2% of the participants' eligible earnings should the Company's after-tax profits for the plan year exceed 130% of the average after-tax profits of the two preceding years.

Participants may designate that their contributions and the Company's matching contributions be made to any of six funds: Fund A (a Great Lakes Chemical Corporation common stock fund), Fund B (guaranteed investment contracts) and Funds C, D, E and G (shares of Vanguard Fiduciary Trust Company registered investment companies). Fund G was established in 1992. At December 31, 1993 there were 1,259, 676, 378, 630, 241, and 129 participants in Funds A, B, C, D, E and G, respectively, and at December 31, 1992 there were 1,161, 1,192, 350, 548, 199, and 65 participants in Funds A, B, C, D, E, and G, respectively.

At December 31, 1993, Fund B consists of one guaranteed investment contract, GIC - Variable, which has 676 participants. At December 31, 1992, Fund B consisted of two guaranteed investment contracts - GIC 2-90, which had 503 participants and GIC-variable which had 689 participants.

A participant in the Plan may request a partial withdrawal of the amounts held in the participant account (which reflects all vested contributions to the Plan) at any time and will be paid the current value of the account as a result of a financial hardship. However, the withdrawal must be necessary to meet an immediate and heavy financial need of the participant and must not exceed the value of the participant account or the amount required to meet the need created by the financial hardship. Participants who have attained the age of 59 1/2 may at any time make withdrawals from the participant account. Such withdrawals must not exceed the balance of the participant account. A participant may also borrow against the total vested balance in his account at a minimum of $1,000 and a maximum up to 50% of the account balance, not to exceed $50,000. A participant is allowed one loan at a time with the interest rate being one percent above the prime lending rate on the first day of the month in which the loan was made. Loans are repaid through payroll deductions over no more than 5 years (15 years if the loan was made for the purchase of a primary residence). The employers' matching contributions are not available for participant loans.

                            Great Lakes Savings Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

A participant who terminates employment is able to receive the full value of his participant account. Participants with 6 or more years of service following the Plan year for which the contribution was made are 100% vested in the Company's matching contributions. Participants with less than two years, at least two, three, four or five years of service following the Plan year for which the contribution was made are zero, 20%, 40%, 60% or 80% vested, respectively. Upon complete withdrawal by a participant, the nonvested portion of the employers' contribution will be forfeited and applied to reduce the employer's future contributions.

The Company has the right to terminate the Plan. In the event the Plan is terminated, each participant's account shall be nonforfeitable with respect to both the participants' and the vested portion of the Company's contributions, and the net assets are to be set aside for the payment of withdrawals to the participants.

3. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets were as follows:

                                                      1993            1992
                                                 ------------------------------
 Great Lakes Chemical Stock Fund (Fund A)        $  20,316,907   $  18,971,195
  Windsor Fund (Fund D)                              7,905,392       5,349,480
 VMMR-Prime Portfolio (Fund C)                       2,659,840       1,895,448
 Guaranteed Investment Contracts (Fund B)            6,265,176       5,581,803

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

During 1993 and 1992, the Plan received $102,965 and $89,157, respectively, in common stock dividends from the Company. Fees paid for legal, accounting and other services rendered by parties-in-interest were paid by the Company.

5. SUBSEQUENT EVENTS

Effective January 1, 1994, the Pentech/QO Profit Sharing and Employee Savings Plan for Salaried Employees was merged into the Plan. In connection therewith, assets amounting to approximately $17,800,000 were transferred into the Plan subsequent to year end.

As of May 17, 1994, there has been a temporary decline of approximately $7,000,000 in the value of the Company's common stock held in the Fund A.

                            Great Lakes Savings Plan

                           Assets Held for Investment

                          Year ended December 31, 1993


Item 27(a)
              (b)                                        (c)                           (d)                  (e)
                                              DESCRIPTION OF INVESTMENT,
  IDENTITY OF ISSUER, BORROWER,            INCLUDING MATURITY DATE, RATE OF                               CURRENT
    LESSOR OR SIMILAR PARTY                 INTEREST, PAR OR MATURITY VALUE           COST                 VALUE
- - - ---------------------------------------------------------------------------------------------------------------------------
Common Stock:
   Great Lakes Chemical Corporation *      66,527 units of common stock               $    9,959,571      $    20,316,907

Guaranteed Investment Contracts with
   Insurance Company                        6,265,176 units                                6,265,176            6,265,176

Registered Investment Companies:
   Vanguard Money Market Fund *             2,659,840 units                                2,659,840            2,659,840
   Vanguard Windsor Fund *                    568,324 units                                7,473,575            7,905,392
   Vanguard Explorer Fund *                    27,848 units                                1,058,481            1,256,228
   Vanquard 500 Portfolio *                    17,554 units                                  732,812              769,378


*  Indicates party-in-interest to the Plan.

                            Great Lakes Savings Plan

         Transactions or Series of Transactions in Excess of 5 Percent
                      of the Current Value of Plan Assets

                          Year ended December 31, 1993

Item 27(d)
         (A)                                   (B)                  (C)           (D)          (G)         (H)               (I)
                                                                                                      CURRENT VALUE OF
                                                                  PURCHASE      SELLING      COST OF      ASSET ON         NET GAIN
IDENTITY OF PARTY INVOLVED    FUND     DESCRIPTION OF ASSET        PRICE         PRICE        ASSET   TRANSACTION DATE      (LOSS)
- - - ----------------------------------------------------------------------------------------------------------------------------------
Category (iii) - A series of transactions in excess of 5% of plan assets:
- - - -------------------------------------------------------------------------
Vanguard Fiduciary Trust
  Company                      A        Great Lakes Chemical
                                          Corporation Common
                                          Stock Fund - 88
                                          transactions          $ 5,330,166   $       --  $ 5,330,166   $ 5,330,166     $       --

Vanguard Fiduciary Trust
  Company                      A        Great Lakes Chemcial
                                          Corporation Common
                                          Stock Fund -
                                          119 transactions               --    5,604,933    5,233,086     5,604,933        371,847


Vanguard Fiduciary Trust
  Company                      B        Vanguard Fiduciary
                                          Trust Company
                                          (Sponsor) -
                                          Guaranteed
                                          Investment
                                          Contracts -
                                          120 transactions        3,486,219           --    3,486,219     3,486,219             --


Vanguard Fiduciary Trust
  Company                      B        Vanguard Fiduciary
                                          Trust Company
                                          (Sponsor) -
                                          Guaranteed
                                          Investment
                                          Contracts -
                                          98 transactions                --    2,802,846    2,802,846     2,802,846             --


Vanguard Fiduciary Trust
  Company                      C        Vanguard Fiduciary
                                          Trust Company
                                          (Sponsor) - Market
                                          Trust Prime
                                          Portfolio -
                                          111 transactions        2,805,002           --    2,805,002     2,805,002             --


Vanguard Fiduciary Trust
  Company                      D        Vanguard Fiduciary
                                          Trust Company
                                          (Sponsor) -
                                          Windson Fund -
                                          76 transactions         3,347,489           --    3,347,489     3,347,489             --


Category:
(i)      Single transactions in excess of 5% of plan assets
(ii)     Series of transactions other than securities transactions
(iii)    Series of securities transactions
(iv)     Transactions with or in conjunction wtih a person if any single transaction with that person was in excess of 5%

Notes: There were no category (i), (ii) or (iv) reportable transactions during 1993. Information concerning "Lease Rental" and "Expenses Incurred with Transactions" have not been presented as they are not applicable.

                        Consent of Independent Auditors




We consent to the incorporation by reference in Registration Statement Number 33-02075 on Form S-8 dated December 11, 1985, of our report dated May 17, 1994, with respect to the financial statements and schedules included in this Annual Report on Form 11-K of Great Lakes Savings Plan for the year ended December 31, 1993.





ERNST & YOUNG

May 17, 1994


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed by the undersigned hereunto duly authorized.




                                         GREAT LAKES CHEMICAL CORPORATION
                                         GREAT LAKES SAVINGS PLAN



                                         Richard R. Ferguson
                                         Treasurer and Corporate Secretary